

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

October 7, 2010

Mr. Martin Schneider
Superfund Office Building
P.O. Box 1479
Grand Anse
St. George's, Grenada
West Indies

> **Re:** **Superfund Gold, L.P.**
> **Form 10-K/A for Fiscal Year Ended December 31, 2009**
> **Filed October 4, 2010**
> **File No. 000-53764**

Dear Mr. Schneider:

We have reviewed your amendment filed October 4, 2010 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K/A for Fiscal Year Ended December 31, 2009

1.   We note that the audit opinion states that the auditors have audited the financial statements of Superfund Gold, L.P., comprising Series A and Series B. We also note the disclosure in Note 2(a) on page 21 that states that the audited financial statements are presented for the Fund as a whole and for Series A and Series B individually. Please confirm that in future filings the audit opinion will clarify that the registrant, as a whole, was audited as well as each Series separately as noted in the footnote. Please refer to Question 104.01 of the Compliance and Disclosure Interpretations on the Securities Act Sections which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm as well as Article 3 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Gupta Barros
Special Counsel

cc: James B. Biery, Esq.
Daniel F. Spies, Esq.